Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

TPI Composites, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87266J104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87266J104	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons Angeleno Investors II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,128,197
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,128,197
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,197
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 15.2%
12	Type of Reporting Person PN

CUSIP No. 87266J104	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Angeleno Group Management II, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,128,197
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,128,197
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,197
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 15.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87266J104	Schedule 13G	Page 3 of 7

1	Names of Reporting Persons Angeleno Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,128,197
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,128,197
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,197
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 15.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87266J104	Schedule 13G	Page 4 of 7

ITEM 1.	(a) Name of Issuer:

TPI Composites, Inc. (the “Issuer”)

(b)   Address of Issuer’s Principal Executive Offices:

8501 N. Scottsdale Rd. Gainey Center II, Suite 100, Scottsdale, Arizona 85253

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Angeleno Investors II, L.P.

Angeleno Group Management II, LLC

Angeleno Group, LLC

(b)   Address or Principal Business Office:

The business address of the Reporting Persons is 2029 Century Park East, Suite 2980, Los Angeles, California 90067.

(c)   Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized in the state of Delaware.

(d)   Title of Class of Securities:

Common stock, par value $0.01 per share, (“Common Stock”).

(e)   CUSIP Number:

87266J104

ITEM 3.

Not applicable.

CUSIP No. 87266J104	Schedule 13G	Page 5 of 7

ITEM 4.	Ownership.

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2016, based upon 33,736,863 shares of Common Stock outstanding as of October 31, 2016.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Angeleno Investors II, L.P.	5,128,197	15.2%	0	5,128,197	0	5,128,197
Angeleno Group Management II, LLC	5,128,197	15.2%	0	5,128,197	0	5,128,197
Angeleno Group, LLC	5,128,197	15.2%	0	5,128,197	0	5,128,197

Angeleno Investors II, L.P. is the record holder of the shares of Common Stock reflected in the table above. Angeleno Group Management II, LLC is the general partner of Angeleno Investors II, L.P. Angeleno Group, LLC is the managing member of Angeleno Group Management II, LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 87266J104	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

ANGELENO INVESTORS II, L.P.
By: Angeleno Group Management II, LLC, its general partner
By: Angeleno Group, LLC, its managing member

By:	/s/ Yaniv Tepper
Name:	Yaniv Tepper
Title:	Member

ANGELENO GROUP MANAGEMENT II, LLC
By: Angeleno Group, LLC, its managing member

By:	/s/ Yaniv Tepper
Name:	Yaniv Tepper
Title:	Member

ANGELENO GROUP, LLC

By:	/s/ Yaniv Tepper
Name:	Yaniv Tepper
Title:	Member

CUSIP No. 87266J104	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement